UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.  20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s
U.S.$1,000,000,000
Floating Rate Notes due 20 June 2028
Series No.: 1642-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated:  20 June 2024

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$1,000,000,000 Floating Rate Notes due 20 June 2028 (Series No.: 1642-00-1) (the “Notes”) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”).

Item 1.	Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 17 June 2024 (the “Pricing Supplement”), previously filed under a report of the ADB dated 17 June 2024.  Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 23 April 2024, was filed under a report of the ADB dated 23 April 2024.
The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.  The calculation agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

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Item 2.	Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.
As of 17 June 2024, the ADB entered into a Terms Agreement, previously filed under a report of the ADB dated 17 June 2024, with Barclays Bank PLC, Bank of Montreal, London Branch and The Bank of Nova Scotia, London Branch (the “Managers”), pursuant to which the ADB has agreed to issue, and the Managers have severally and not jointly agreed to purchase, a principal amount of the Notes aggregating U.S.$1,000,000,000 for an issue price of 100% of the principal amount.  The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale.  It is expected that the delivery of the Notes will be made on or about 20 June 2024.
The Managers propose to offer all the Notes to the public at the public offering price of 100%.
The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Barclays Bank PLC	U.S.$333,334,000
Bank of Montreal, London Branch	U.S.$333,334,000
The Bank of Nova Scotia, London Branch	U.S.$333,332,000
Total	U.S.$1,000,000,000

Item 3.	Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100%	0.00%	100%
Total	U.S.$1,000,000,000	U.S.$0.00	U.S.$1,000,000,000

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

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Item 5.	Other Expenses of Distribution

Item	Amount

Legal Fees	U.S.$20,000*
Listing Fees (Luxembourg)	U.S.$2,924*
*	Asterisks indicate that expenses itemized above are estimates.

Item 6.	Application of Proceeds

See the Prospectus, page 6.

Item 7.	Exhibits

(a)	(i)	Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Pricing Supplement dated 17 June 2024, previously filed under a report of the ADB dated 17 June 2024.

(b)	Copy of an opinion of counsel as to the legality of the Notes.

(c)	(i)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Terms Agreement dated 17 June 2024, previously filed under a report of the ADB dated 17 June 2024.

(d)	(i)	Information Statement dated 23 April 2024, previously filed under a report of the ADB dated 23 April 2024.

	(ii)	Prospectus and Pricing Supplement (see (a) above).

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20 June 2024

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the “Managers”) named in the terms agreement dated as of 17 June 2024 between the Asian Development Bank (the “ADB”) and the Managers (the “Terms Agreement”), in connection with the offering by ADB of U.S.$1,000,000,000 Floating Rate Notes due 20 June 2028 (Series No. 1642-00-1) (the “Notes”) pursuant to ADB’s Global Medium-Term Note Program (the “Program”).  This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a)
the Terms and Conditions of the Notes contained in the prospectus dated 9 December 2020 relating to the Program (as amended and supplemented and including the documents incorporated by reference therein) and the pricing supplement dated 17 June 2024 (the “Pricing Supplement”);

(b)	the standard provisions dated as of 9 December 2020 and an executed copy of the Terms Agreement, each relating to the issuance of Notes by ADB;

(c)
an executed copy of the global agency agreement dated as of 28 April 2011, between ADB and Citibank, N.A., London Branch, as global agent (the “Global Agent”) (as amended or supplemented from time to time, the “Global Agency Agreement”);

Asian Development Bank, p. 2
(d)	the unauthenticated, incomplete form of the master registered DTC global note (the “Registered DTC Global Note”);

(e)	the letter of instruction dated 17 June 2024 from ADB to the Global Agent, requesting the authentication and delivery of the Notes; and

(f)
the opinion of the General Counsel of ADB dated 20 June 2024 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 9 December 2020 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed (a) the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies, and (b) with respect to the Registered DTC Global Note, that the Global Agent will copy such Registered DTC Global Note and properly incorporate the relevant terms of the Notes (including those set out in the Pricing Supplement) into the copied Registered DTC Global Note.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly completed, executed and authenticated in accordance with the Global Agency Agreement and delivered and paid for in accordance with the Terms Agreement, will constitute valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

Asian Development Bank, p. 3
We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit.  This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose.  Notwithstanding the foregoing, you may furnish a copy of this opinion letter (with notice to us, which shall be given before furnishing such copy, when practicable) (a) if required by any applicable law or regulation, (b) to any regulatory authority having jurisdiction over you if required by such authority or (c) in connection with any actual or threatened claim against you relating to the offering of the Notes if required to assist you in establishing defenses under applicable securities laws, it being understood and agreed that we assume no duty or liability whatsoever to any person furnished this letter in accordance with this sentence and that any such person is not entitled to rely on this letter in any manner as a result of being furnished this letter or for any other reason.  We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Jeffrey D. Karpf, a Partner
Jeffrey D. Karpf, a Partner